Exhibit 99.02

PREMIER BOXBOARD LIMITED LLC

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002:

Balance Sheets	2

Statements of Operations	3

Statements of Members’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Premier Boxboard Limited LLC:

We have audited the accompanying balance sheets of Premier Boxboard Limited LLC (the “Company”) as of December 31, 2004 and 2003, and the related statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the Company changed its method of accounting for asset retirement obligations to conform to Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which was adopted by the Company as of January 1, 2003.

/s/ Deloitte & Touche LLP

March 14, 2005

Atlanta, GA

PREMIER BOXBOARD LIMITED LLC

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003

Current assets:
Cash and cash equivalents	$3,847,129	$5,240,909
Accounts receivable, net of allowance for doubtful accounts of $85,275 and $104,303, respectively	5,036,839	1,629,891
Related-party receivables	5,858,373	6,895,401
Inventories	6,102,817	4,254,370

Total current assets	20,845,158	18,020,571

Property, plant, and equipment, at cost:
Land	2,257,924	2,257,924
Buildings and improvements	30,203,942	30,167,942
Machinery and equipment	154,446,998	154,108,582
Furniture and fixtures	549,136	549,136
Construction in progress	5,484,867	1,763,402

	192,942,867	188,846,986
Less accumulated depreciation	(53,802,701)	(45,743,635)

Property, plant, and equipment—net	139,140,166	143,103,351

Other assets	1,293,985	1,551,931

Total assets	$161,279,309	$162,675,853

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities:
Accounts payable	$7,341,264	$6,607,316
Related-party payables	2,233,024	1,370,910
Accrued expenses	4,101,592	3,744,514

Total current liabilities	13,675,880	11,722,740

Long-term debt	50,000,000	60,000,000
Other long-term liabilities	697,839	624,431
Commitments and contingencies (Notes 7 and 8)
Members’ equity	96,905,590	90,328,682

Total liabilities and members’ equity	$161,279,309	$162,675,853

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
Sales	$109,370,530	$89,817,765	$74,649,204

Cost of sales	81,363,811	66,656,909	66,725,852

Gross profit	28,006,719	23,160,856	7,923,352

Freight and distribution costs	5,454,922	6,455,778	6,245,603

Selling, general, and administrative expenses	9,602,547	7,689,294	6,232,913

Income (loss) from operations	12,949,250	9,015,784	(4,555,164)

Interest expense	4,328,352	4,638,928	4,780,164

Other income, net	33,348	10,681	—

Income (loss) before cumulative effect of change in accounting principle	8,654,246	4,387,537	(9,335,328)

Cumulative effect of change in accounting for asset retirement obligations (Note 6)	—	262,181	—

Net income (loss)	$8,654,246	$4,125,356	$(9,335,328)

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

STATEMENTS OF MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	Caraustar Industries, Inc.	Inland Paperboard and Packaging, Inc.	Total
MEMBERS’ EQUITY—December 31, 2001	$47,827,782	$47,827,782	$95,655,564

Net loss, comprehensive loss	(4,667,664)	(4,667,664)	(9,335,328)

MEMBERS’ EQUITY—December 31, 2002	43,160,118	43,160,118	86,320,236

Net income	2,062,678	2,062,678	4,125,356
Minimum pension liability	(58,455)	(58,455)	(116,910)

Comprehensive income			4,008,446

MEMBERS’ EQUITY—December 31, 2003	45,164,341	45,164,341	90,328,682

Net income	4,327,123	4,327,123	8,654,246
Minimum pension liability	(48,669)	(48,669)	(97,338)

Comprehensive income			8,556,908
Contributions from members	10,000	10,000	20,000
Distributions	(1,000,000)	(1,000,000)	(2,000,000)

MEMBERS’ EQUITY—December 31, 2004	$48,452,795	$48,452,795	$96,905,590

Note:	The balance of other comprehensive loss at December 31, 2004 and 2003 was $214,248 and $116,910, respectively. See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$8,654,246	$4,125,356	$(9,335,328)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision (recovery) for allowances and discounts	(19,028)	(92,001)	142,439
Depreciation, accretion and amortization	8,300,511	8,170,147	14,231,237
Losses on disposal of property, plant and equipment—net		18,913
Changes in operating assets and liabilities:
Accounts receivable	(3,387,920)	(639,005)	(732,010)
Related-party receivables	1,037,028	1,902,607	(2,522,743)
Inventories	(1,848,447)	(1,049,918)	790,012
Other assets	16,507	(18,616)	(47,443)
Accounts payable	780,427	4,137,648	(620,704)
Related-party payables	815,634	934,967	(1,173,626)
Accrued expenses	357,078	575,302	1,990,119
Other long-term liabilities	(23,936)	279,971	227,550

Net cash provided by operating activities	14,682,100	18,345,371	2,949,503

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(4,095,880)	(3,186,064)	(2,867,901)

Net cash used in investing activities	(4,095,880)	(3,186,064)	(2,867,901)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions from members	20,000	—	—
Distributions	(2,000,000)	—	—
Repayments of borrowings under line of credit	(10,000,000)	(10,000,000)	—

Net cash used in financing activities	(11,980,000)	(10,000,000)	—

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,393,780)	5,159,307	81,602

CASH AND CASH EQUIVALENTS—Beginning of year	5,240,909	81,602	—

CASH AND CASH EQUIVALENTS—End of year	$3,847,129	$5,240,909	$81,602

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—

Cash paid for interest	$4,328,352	$4,913,920	$4,913,920

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

1.	BUSINESS DESCRIPTION AND FORMATION

Premier Boxboard Limited LLC (“Premier” or the “Company”) was formed during 1999 by Caraustar Industries, Inc. (“Caraustar”) and Inland Paperboard and Packaging, Inc. (“IPP”) a wholly owned subsidiary of Temple Inland Corporation (“Temple-Inland”). The Company is operated as a joint venture of Caraustar with a 50% ownership and, until December 2004, of IPP with a 50% ownership interest. In December 2004, 0.01% of interest in Premier was issued to Temple Inland Premier Holding Company which reduced IPP’s ownership to 49.99%. On December 31, 2004, IPP was merged into Temple-Inland Forest Products Corporation (“Temple FPC”) and then Temple FPC and Gaylord Container Corporation were merged under the name of TIN Inc. (“TIN”). In connection with these mergers, an Assignment of Limited Liability Company Interest was entered into by IPP, as assignor, TIN, as assignee, and Premier, under which the 49.99% membership interest of IPP in Premier was assigned to and assumed by TIN. The result was Temple-Inland now has a 50% ownership in Premier through two subsidiaries (see Note 5). The Company’s operations are managed by Caraustar. Under the joint venture agreement, Caraustar contributed $50,000,000 to the joint venture and IPP contributed the physical and intangible assets of a paper mill located in Indiana with a fair value of $100,000,000, subject to a $50,000,000 loan assumed by Premier. Additionally, each member contributed certain inventory and operating assets aggregating approximately $1,200,000. Each member’s contribution was made on June 27, 2000 (the “Initial Contribution”), at which time Premier began operations.

Premier manufactures and distributes containerboard and lightweight gypsum facing paper.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—All investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Inventories—Inventories are stated at the lower of cost or market on an average cost basis. Cost includes materials, labor, and overhead.

Inventories consisted of the following at December 31, 2004 and 2003:

	2004	2003

Raw materials	$3,047,031	$2,732,490
Finished goods	3,055,786	1,521,880

	$6,102,817	$4,254,370

Property, Plant, and Equipment—Property, plant, and equipment, which were contributed at the Initial Contribution, are stated at the estimated fair value based on the provisions of Emerging Issues Task Force (“EITF”) 98-4, Accounting by a Joint Venture for Business Received at Its Formation. Additions of property, plant and equipment subsequent to the Initial Contribution are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense was $8,059,067, $7,947,493, and $14,013,467 for the years ended December 31, 2004, 2003, and 2002, respectively. Expenditures for maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized.

The estimated lives used in determining depreciation are as follows:

Buildings and improvements	40 years
Machinery and equipment	3 –20 years
Furniture and fixtures	5 years

In 2002, the Company completed an assessment of the estimated useful lives of certain production equipment, which resulted in a revision of estimated useful lives of machinery and equipment. The revisions primarily lengthened the production equipment lives from 10 to 20 years. Accordingly, beginning October 1, 2002, the Company began computing depreciation of certain production equipment using revised estimated useful lives. The change in depreciable lives decreased 2002 depreciation expense and decreased the 2002 net loss by approximately $1.9 million and increased the net income by $7.6 million in 2003.

Other Assets—In connection with the formation of Premier, intangible assets of $2,000,000 were recorded and are being amortized over 10 years. Amortization expense totaled $217,759 for the years ended December 31, 2004, 2003 and 2002. Accumulated amortization totaled $802,327, $584,568, and $366,809 at December 31, 2004, 2003, and 2002, respectively. Expected amortization over the next five years is $217,759 per year.

Income Taxes—The earnings and losses of Premier are included in the respective tax returns of the members, and accordingly, no provision for income taxes is included in the accompanying financial statements.

Members’ Equity—Under the terms of the membership agreement, income and distributions of the Company are allocated to the members based on their respective ownership interests.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenues are recognized upon passage of title which occurs at the time the product is delivered to the customer, the price is fixed and determinable and collectibility is reasonably assured.

Amounts billed to customers for shipping and handling are included in sales and the related costs thereof are included in freight and distribution costs.

Long-Lived Assets—The Company reviews its long-lived assets for impairment wherever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the undiscounted future cash flows estimated to be generated by the asset are not sufficient to recover the unamortized balances of the asset.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151, Inventory Costs (“SFAS 151”). This statement amends guidance in Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4, Inventory Pricing to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current-period charges…” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The Company does not believe the adoption of this statement in 2005 will have a material impact with Company’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the financial statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the legal obligation associated with the retirement of long-lived assets that result from the acquisition, development and/or the normal operation of a long-lived asset. Under SFAS 143, the retirement obligation is recorded as a liability and a corresponding asset in the period in which it is incurred if a reasonable estimate of fair value can be made and is allocated to expense over the asset’s useful life. The fair value is calculated as the present value of the retirement obligation, discounted at a credit adjusted risk free rate. The initial adoption of the statement included a “catch-up” to record the asset and liability at the appropriate amount at the date of adoption, with the effect treated as a cumulative effect of an accounting change. The Company adopted SFAS 143 on January 1, 2003. The impact of the adoption of SFAS 143 is disclosed in Note 6.

4.	PENSION AND PROFIT-SHARING PLANS

The Company has a defined benefit pension plan covering hourly and salaried employees. Benefits paid under this plan are based generally on employees’ years of service and/or compensation during the final years of employment. The Company makes annual contributions to the plan to the extent indicated by actuarial valuations. Plan assets consist of shares held in collective investment funds and group annuity contracts. The Company’s pension expense is determined in accordance with the provisions of SFAS No. 87, Employers’ Accounting for Pensions.

The following tables reflect the status of the Company’s pension plan at December 31, 2004 and 2003:

	2004	2003
Change in benefit obligation:
Net benefit obligation—beginning of year	$844,385	$568,956
Service cost	220,453	193,436
Interest cost	53,306	39,613
Actuarial loss	141,425	93,025
Benefits paid	(48,603)	(50,645)

Net benefit obligation—end of year	$1,210,966	$844,385

Change in plan assets:
Fair value of plan assets—beginning of year	$422,585	$247,530
Actual return on plan assets	58,218	7,332
Employer contributions	244,829	218,368
Benefits paid	(48,603)	(50,645)

Fair value of plan assets—end of year	$677,029	$422,585

Funded status:
Funded status	$(533,937)	$(421,800)
Unrecognized actuarial loss	359,480	241,932
Unrecognized prior service cost	93,864	102,201

Accrued pension cost at December 31	$(80,593)	$(77,667)

The Company recorded an additional minimum pension liability representing the excess of unfunded accumulated benefit obligations over previously recorded pension liabilities. The Company’s additional minimum liability, which represents accumulated other comprehensive loss within member’s equity, was $214,248 and $116,910 at December 31, 2004 and 2003, respectively. The cumulative additional liability totaled $385,907 and $257,629 at December 31, 2004, and 2003, respectively, and has been offset by an intangible asset of $93,864 and $102,201 at December 31, 2004 and 2003, respectively, to the extent of unrecognized prior service cost.

Components of net periodic pension cost for the years ended December 31, 2004, 2003, and 2002 included the following:

	2004	2003	2002
Service cost	$220,453	$193,436	$176,646
Interest cost	53,306	39,613	25,274
Expected return on plan assets	(47,530)	(31,217)	(11,562)
Amortization of prior service cost	8,337	8,337	8,337
Recognized actuarial loss	13,189	7,373	2,413

Net periodic pension cost	$247,755	$217,542	$201,108

Weighted average assumptions as of December 31, 2004 and 2003 included the following:

	2004	2003
Discount rate	5.75%	6.25%
Expected return on plan assets	8.50%	9.00%

It is the Company’s policy to adjust, on an annual basis, the discount rate used to determine the projected benefit obligation to approximate rates on high-quality, long-term obligations.

The estimated benefits payable for the future ten years are as follows:

2005	$21,535
2006	22,962
2007	26,371
2008	30,912
2009	33,227
2010-2014	318,379

Net periodic pension cost	$453,386

The Company has a 401(k) plan which provides for voluntary contributions by employees not to exceed 25% of their gross salaries and wages or $13,000 in 2004, whichever is lower. The Company matches 50% of the first 6% of each employee’s contribution. The amounts incurred for the Company’s matching contributions totaled $255,088 and $234,853 in 2004 and 2003, respectively.

5.	LONG-TERM DEBT

On June 27, 2000, the Company assumed $50,000,000 of obligations of IPP under senior notes, which bear an interest rate of 8.44% per annum and are due on June 1, 2010. A substantial portion of Company’s assets are pledged as security for $50,0000,000 in outstanding principal amount of senior notes under which the Company is the obligor. These notes are guaranteed by Temple-Inland.

In December 2004, events of default were triggered under the senior notes as a result of the corporate restructuring (see Note 1). All of the Premier senior noteholders have executed waivers of this technical default and have amended the senior note agreements to allow the current ownership structure. The waiver and amendment are effective as of January 1, 2005.

On July 30, 1999, the Company entered into a revolving credit agreement with a financial institution, which provided for borrowings of up to $75,000,000. On December 18, 2000, the Company entered into an Amended and Restated Revolving Credit Agreement (the “Agreement”) with the same financial institution, which reduced the total available borrowings to a maximum of $40,000,000. Caraustar and IPP each guaranteed one-half of the borrowings. The termination date on the Agreement was June 26, 2005. On January 18, 2002, the total available borrowings were reduced to $30,000,000 at the request of the Company. The Agreement was amended several times in 2002 and 2003 to conform to changes in the credit facilities of Caraustar and IPP.

On March 28, 2003, the Agreement was amended to reduce the maximum available borrowings to $20,285,094. Further, any amounts repaid could not be reborrowed and the maximum available borrowings were automatically reduced by the amount of any principal repayments. The termination date was initially revised to January 5, 2004, and on December 22, 2003, the Agreement was amended to extend the termination date to January 5, 2005. Borrowings under the agreement were due at that date; however, the financial institution agreed to continue to provide the letter of credit subfacility in the amount of $614,285, which is secured by a back to back letter of credit from Caraustar in the amount of $307,142 and by a guaranty for a like amount from IPP. The Company had an undrawn letter of credit in the amount of $614,285 and $631,897 at December 31, 2004, and 2003, respectively.

The credit facility accrued interest at the London InterBank Offered Rate plus an applicable margin, as defined (2.40% and 1.12% at December 31, 2004 and 2003, respectively). At December 31, 2004, and 2003, borrowings of $0 and $10,000,000 were outstanding under the facility, respectively.

The Company was required, under the above loan agreements, to maintain certain financial ratio levels as well as other nonfinancial covenants. Additionally, as part of the member guarantee of the revolving credit facility, IPP was required to meet certain covenants on behalf of the Company. At December 31, 2004, IPP was in compliance with these certain covenants, as amended.

6.	ASSET RETIREMENT OBLIGATIONS

On January 1, 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations. Under this pronouncement, an asset retirement obligation resulting from the legal obligation associated with the retirement of a long-lived asset that results from acquisition, construction and/or the normal operation of a long-lived asset is recorded as a liability and a corresponding asset (as part of the related asset’s carrying amount) and is allocated to expense over the asset’s useful life. The fair value of the liability for an asset retirement obligation is recorded as the present value of the retirement obligation, discounted at a credit adjusted risk free rate, in the period in which it is incurred if a reasonable estimate of fair value can be made.

The Company operates a landfill in Newport, Indiana used to dispose of refuse resulting from the paperboard manufacturing process. This landfill was first permitted in 1985 and will be closed during 2005, with on-going closure costs expected to be incurred through December 31, 2033. The permit to use the landfill by Premier constitutes a legal obligation to incur costs to retire such landfill, including capping and closing costs at the culmination of the landfill use, as well as on-going costs related to periodic inspection reports, ground water monitoring, methane control and maintenance of the final cover.

The Company calculated a reasonable estimate of the fair value of these closure costs as of June 1985, the date the legal obligation was incurred. Upon adoption, the Company recorded a liability for the asset retirement obligation adjusted for cumulative accretion to January 1, 2003. Each year accretion expense is recorded based on the credit adjusted risk free rate used to calculate the present value of the liability at January 1, 2003. The following table represents a rollforward of the liability, a component of other long-term liabilities, related to the retirement of the landfill from adoption of SFAS 143 on January 1, 2003 to December 31, 2004:

BALANCE— recorded upon adoption—January 1, 2003	$267,378

2003 Accretion expense	21,757

BALANCE—December 31, 2003	289,135

2004 Accretion expense	22,802

BALANCE—December 31, 2004	$311,937

The adoption of SFAS 143 includes a “catch-up” to record the asset and liability at the appropriate amount as of the initial adoption, which is accounted for as a cumulative effect of an accounting change. The cumulative effect of the change in accounting for asset retirement obligations of $267,378 consists of accretion of the liability and depreciation of the related asset, since the date the legal obligation was incurred.

There are no legally restricted assets for purposes of settling this asset retirement obligation.

7.	RELATED PARTY TRANSACTIONS

For the years ended December 31, 2004, 2003 and 2002, IPP purchased, at market prices, approximately $49,955,000, $57,581,000 and $59,544,000 respectively, of the Company’s production. During 2004, 2003 and 2002, Premier paid marketing fees to IPP of approximately $1,038,000, $1,404,000 and $1,487,000, respectively. Such fees are included as a component of selling, general, and administrative expenses for each of the three years in the period ended December 31, 2004.

For the years ended December 31, 2004, 2003 and 2002, Caraustar purchased, at market prices, approximately $4,245,000, $3,853,000 and $2,961,000, respectively, of the Company’s production. For the years ended December 31, 2004, 2003 and 2002 the Company purchased, at market prices, approximately $2,030,000, $7,804,000 and $3,176,000, respectively, of goods from Caraustar.

For the years ended December 31, 2004, 2003 and 2002 Standard Gypsum, Inc., a 50% owned joint venture of Caraustar and IPP, purchased, at net prices, approximately $10,740,000, $3,367,000 and $1,604,000, respectively, of the Company’s products.

In May 1999, Caraustar entered into a marketing agreement with Premier to become the exclusive marketing agent for all non-containerboard products produced by Premier. In July 2000, Caraustar amended its marketing agreement with Premier such that Caraustar, along with Temple-Inland, has the right to market containerboard products (in addition to its exclusive marketing agreement for non-containerboard products), produced by Premier. During 2004, 2003 and 2002, Premier paid total marketing fees to Caraustar of approximately $2,113,000, $1,103,000 and $574,000, respectively. Such fees are included as a component of selling, general, and administrative expenses for each of the three years in the period ended December 31, 2004.

On May 6, 1999, Premier entered into a management agreement with Caraustar, employing Caraustar as exclusive manager of Premier’s operations. Under the terms of the agreement, Premier incurred and paid Caraustar $500,000 for management services for the year ended December 31, 2004 and $250,000 for each of the two years in the period ended December 31, 2003. Such fees are included as a component of selling, general, and administrative expenses for each of the three years in the period ended December 31, 2004.

Each of the above agreements expires on the date Caraustar or IPP, or any subsidiary or affiliate of Caraustar or IPP, ceases to own a membership interest in Premier.

8.	COMMITMENTS AND CONTINGENCIES

Insurance—The Company is self-insured for the majority of its workers’ compensation costs and group health insurance costs, subject to specific retention levels. Consulting actuaries and administrators assist the Company in determining its liability for self-insured claims and such liabilities are not discounted.

Operating Leases—The Company leases certain of its equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to December 31, 2004 are as follows:

2005	$261,300
2006	346,370
2007	51,350
2008	50,120
Thereafter	9,000

Total rental expense incurred during 2004 and 2003 was $234,430 and $220,255, respectively.

Legal Matters—The Company is subject to certain lawsuits and claims incidental to its business. In the opinion of management, based on its examination of such matters and discussions with counsel, the ultimate resolution of pending or threatened litigation, claims, and assessments will have no material adverse effect upon the Company’s financial position, liquidity, or results of operations.

9.	SIGNIFICANT CUSTOMERS

During 2004, 2003, and 2002 sales to a single customer were $43,328,000, $33,705,000 and $15,100,000, respectively. There were no other customers who individually accounted for more than 10% of total sales (excluding IPP and Caraustar, discussed in Note 7).

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